UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 4

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

( ) Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue.

  Name and Address of Reporting Person

  Jackson, Bruce A.

  C/o Cedar Fair, L.P.

  One Cedar Point Drive

  Sandusky, Ohio 44870-5259

  Issuer Name and Ticker or Trading Symbol

  Cedar Fair, L.P. (FUN)

  IRS Identification Number of Reporting Person, if an entity (Voluntary)
  Statement for Month/Day/Year

  3/7/2002

  If Amendment, Date of Original (Month/Year)
  Relationship of Reporting Person(s) to Issuer (Check all applicable)

  (X) Director ( ) 10% Owner

  (X) Officer (give title below) ( ) Other (specify below)

  Corporate VP-Finance & CFO

  Individual or Joint/Group Filing (Check applicable line)

(X) Form filed by One Reporting Person

( ) Form filed by More than One Reporting Person

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security	2. Trans-action Date (Month/Day/Year)	3. Trans-action Code		4. Securities Acquired (A) or Disposed of (D)			5. Amount of Securities Beneficially Owned at End of Month	6. Owner-ship Form: Direct (D) or Indirect (I)	7. Nature of Indirect Beneficial Ownership
		Code	V	Amount	A/D	Price

FORM 4 (continued)

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned

(e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/Day/ Year)	4. Transaction Code		5. Number of Derivative Securities Acquired (A) or Disposed of (D)		6. Date Exercisable and Expiration Date (Month/Day/Year)
							Date Exer-cisable	Expira-tion Date
			Code	V	(A)	(D)
Call options to purchase limited partnership units	$20.60						(1)	3/7/11
" " " " "	$20.60						(2)	3/7/11
" " " " "	$24.14	3/7/2002	P		35,000		(3)	3/7/12

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned

(continued)
7. Title and Amount of Underlying Securities		8. Price of Derivative Security	9. Number of Derivative Securities Beneficially Owned at End of Month	10. Ownership Form of Derivative Security: Direct (D) or Indirect (I)	11. Nature of Indirect Beneficial Ownership
Title	Amount or Number of Shares
Units of limited partner interest	20,000		20,000	D
" " " "	50,000		50,000	D
" " " "	35,000		35,000	D

Explanation of Responses:

  Options vest at a rate of 20% per year on each anniversary date, beginning March 7, 2001.
  Options vest at a rate of 20% per year on each anniversary date, beginning March 7, 2002.
  Options vest at a rate of 20% per year on each anniversary date, beginning March 7, 2003.

**SIGNATURE OF REPORTING PERSON

/s/ Bruce A. Jackson

DATE

8/30/2002

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).